*P, E, 1/31/02*

FORM 6-K


02014402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure:     Notification of Interest dated 16 January 2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.

Date: 17<sup>th</sup> January 2002

COLT Telecom Group plc

By:

Mark A. Jenkins
Legal Services Director

## Notification of interests of
## Directors and connected Persons

AVS NO: 827083

1. **Name of Company**

*COLT Telecom Group plc*

2. **Name of Director**

*Peter David Manning*

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest

*Notification is in respect of director*

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

*N/A*

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

*N/A*

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary / non-discretionary

*N/A*

7. Number of shares / amount of stock acquired

*N/A*

8. Percentage of issued class

*N/A*

9. Number of shares / amount of stock disposed

*N/A*

10. Percentage of issued class

*N/A*

11.     Class of security

*N/A*

12.     Price per share

*N/A*

13.     Date of transaction

*N/A*

14.     Date Company informed

*N/A*

15.     Total holding following this notification

*N/A*

16.     Total percentage holding of issued class following this notification

*N/A*

If a director has been granted options by the company please complete the following

17.     Date of grant

*28 December 2001*

18.     Period during which or date on which exercisable

*Between 1 March 2005 and 31 August 2005*

19.     Total amount paid (if any) for grant of the option

*£211 per month for 36 Months*

20.     Description of shares or debentures involved: class, number

*4703 Ordinary 2.5p shares*

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

*£1.615*

22.     Total number of shares or debentures over which options held following this notification

*2,171,195*

23.     Any additional information

*N/A*

**24.   Name of contact and telephone number for queries**

*John Doherty: 0207 390 3681*

**25.        Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins
Company Secretary
Date of Notification: 16 January 2001

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Facsimile: 0207 588 6057, 0207 7334 8964/8965/8966
Enquiries: Company Monitoring and Enquiries; UK Listing Authority